Nicole Brookshire

+1 617 937 2357

nbrookshire@cooley.com

March 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer

  Angela Lumley

  Scott Anderegg

  Dietrich King

Re:	ACV Auctions Inc.

Registration Statement on Form S-1

Filed February 26, 2021

CIK No. 0001637873

Ladies and Gentlemen:

On behalf of ACV Auctions Inc. (the “Company”), we are submitting this response letter in response to the comment letter, dated March 11, 2021, from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, as filed with the Commission on February 26, 2021. We are also electronically transmitting Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1) that reflects changes in response to the Staff’s comments, as well as other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s comment letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Impact of COVID-19 on Our Business

Adjusted EBITDA, page 65

1.

We note your disclosure of Adjusted EBITDA on a quarterly basis. In accordance with Item 10(e) of Regulation S-K, please reconcile your quarterly non-GAAP financial measures to the most directly comparable GAAP measure.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 82 of Amendment No. 1.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

U.S. Securities and Exchange Commission

March 15, 2021

Page Two

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Please contact me at (617) 937 2357 or Alan Hambelton of Cooley LLP at (206) 452 8756 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Nicole Brookshire
Nicole Brookshire
Cooley LLP

cc:	George Chamoun, ACV Auctions Inc.

William Zerella, ACV Auctions Inc.

Alan Hambelton, Cooley LLP

Shauna Bracher, Cooley LLP

Trey Reilly, Cooley LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

Pedro J. Bermeo, Davis Polk & Wardwell LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com